02046868

1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2002

China Unicom Limited

(Translation of registrant's name into English)

10-12/F Office Tower 1
Henderson Center
18 Jian Guo Men Nei Avenue
Beijing, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG: 38122.34

CK

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the Appointment of Director, dated June 24, 2002.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: July 25, 2002

By: ______________________
Tan Xinghui
Executive Director and Vice President

Exhibit 1.1

中国联通
CHINA UNICOM

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

APPOINTMENT OF DIRECTOR

The board of directors of China Unicom Limited (the "Company") is pleased to announce that Dr. Lo Wing Yan, William is appointed as an Executive Director and Vice President of the Company with effect from 8 July 2002.

By Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary

Hong Kong SAR, 24 June 2002